UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

The Spectranetics Corporation
(Exact name of registrant as specified in its charter)

Delaware	000-19711	84-0997049
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

9965 Federal Drive
Colorado Springs, Colorado 80921
(Address of principal executive offices) (Zip Code)

Stacy P. McMahan
Chief Financial Officer
(719) 633-8333
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

INFORMATION TO BE INCLUDED IN THE REPORT

Section 1 -     Conflict Minerals Disclosure
Item 1.01    Conflict Minerals Disclosure and Report
The Spectranetics Corporation (the “Company”) has filed a Conflict Minerals Report for the reporting period from January 1, 2015 to December 31, 2015 (the “2015 Conflict Minerals Report”), which is referenced in Item 1.02 below, as an exhibit to this Form SD. The 2015 Conflict Minerals Report is also publicly available on the Company’s website at www.spectranetics.com/investor-relations/sec-filings/.

Item 1.02    Exhibit
A copy of the Company’s 2015 Conflict Minerals Report is filed as Exhibit 1.01 attached to this Form SD.

Section 2 -     Exhibits
Item 2.01    Exhibits
The following exhibit is filed as part of this report:
Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

THE SPECTRANETICS CORPORATION

Date:	May 27, 2016	By:	/s/ Stacy P. McMahan
Stacy P. McMahan Chief Financial Officer

EXHIBIT INDEX
Exhibit No.	Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD